Exhibit 4.2
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ARRAY TECHNOLOGIES, INC.

Pursuant to Section 242
Of the General Corporation Law of the State of Delaware

Array Technologies, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 19, 2020 (the “Amended and Restated Certificate of Incorporation”).

SECOND: This Certificate of Amendment has been duly adopted in accordance with Section 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions declaring advisable the amendments set forth herein and directing that such amendments be submitted to the stockholders of the Corporation for their approval, and the amendments were thereafter duly adopted by the stockholders of the Corporation at the Corporation's Annual Meeting of Stockholders held on May 19, 2026.

THIRD: Article VI of the Charter is hereby amended and restated in its entirety to read as follows:

ARTICLE VI
BOARD OF DIRECTORS

A. Except as otherwise provided in this Amended and Restated Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board. At and after the 2027 annual meeting of stockholders (the “2027 Annual Meeting”), directors shall be elected to hold office for a term expiring at the next annual meeting of stockholders; provided, however, that any director in office immediately after the 2026 annual meeting of stockholders who was elected to hold office for a term that expires after the 2027 Annual Meeting shall continue to hold such office until the end of the term for which such director was elected. Each director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office.

B. Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any newly-created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, that from and after the Trigger Event, any newly-created directorship on the Board that results from an increase in the number of directors and any vacancy occurring on the Board shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next succeeding annual meeting of stockholders, and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

C. Any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time (i) prior to the date of the 2029 annual meeting of stockholders, only for cause, and (ii) following the date of the 2029 annual meeting of stockholders, either with or without cause, in each case, by the affirmative vote of a majority in voting power of all outstanding shares of Common Stock entitled to vote at an election of directors.

D. Elections of directors need not be by written ballot unless the Bylaws shall so provide.

E. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

FOURTH. Except as amended hereby, all other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

FIFTH: This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, Array Technologies, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 15th day of June, 2026.

ARRAY TECHNOLOGIES, INC.

By:	/s/ Gina K. Gunning
Name:	Gina K. Gunning
Title:	Chief Legal Officer & Corporate Secretary
[Signature page to Certificate of Amendment]